April 18, 2005

Mr. George F. Ohsiek, Branch Chief
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549


Mr. Ohsiek:
RE:      Wellco Enterprises, Inc.
         Form 10-K for the year ended July 3, 2004
         Filed October 1, 2004
         Forms 10-Q for the quarterly periods ended October 2, 2004 and January 1, 2005 File No. 1-05555


Here is the response to your letter of March 16, 2005 commenting on the above filings. The response is arranged and numbered in the sequence of your letter.

If additional information is needed, please let me know.


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Form 10-K for the Fiscal Year Ended July 3, 2004
------------------------------------------------

General
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1.       "Unless otherwise indicated, where a comment below requests additional disclosures or other revisions to be made, these revisions should be included in your future filings, as applicable."

         Responses to each item will address this point.

Cover Page
----------

2. "In future filings, please revise to state the aggregate market value of voting and non-voting common equity held by non-affiliates as of the last business day of your most recently completed second fiscal quarter."

         Future filings will be changed to state something like the following:

                  As of August 31, 2XXX, 1,249,046 common shares (all voting) were outstanding. The aggregate market value of the common shares (based on the closing price of these shares on the American Stock Exchange on December 31, 2XXX) of Wellco Enterprises, Inc. held by nonaffiliates was approximately $X,XXX,XXX.

Item 9A. Controls and Procedures
--------------------------------

(b) Changes in Internal Controls, page 6
----------------------------------------

3. "Please refer to Item 308(c) of Regulation S-K and revise your disclosure to indicate whether there were "any changes," not just "significant" changes, in your internal control over financial reporting during your last fiscal quarter that materially affected, or are reasonably likely to materially affect your internal control over financial reporting."

         Future filings will be changed to state, assuming there are no changes that materially affected or are reasonably likely to materially affect internal controls over financial reporting, something like the following:

                  In the fourth quarter of the fiscal year 2XXXX, there were no changes in internal controls over financial reporting that materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

         "Please also confirm to us supplementally that there were no changes in your internal control over financial reporting that occurred during the fourth quarter of fiscal 2004 that materially affected, or are reasonably likely to materially affect, your internal control over financial reporting."

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         This confirms that there were no changes in our internal control over financial reporting that occurred during the fourth quarter of fiscal 2004 that materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

2004 Annual Report
------------------

Management's Discussion and Analysis of Results of Operations and Financial Condition
---------------------------------------------------------------------------

Results of Operations, page 4
-----------------------------

4. "Throughout MD&A, you use the term "excess costs." Please clarify your disclosure to indicate exactly what this term means in the context of your discussion."

         Excess costs refer to costs not normally incurred to increase production to meet the boot demand for U. S. Armed Forces personnel serving in Iraq, and the costs to integrate a new boot into production. The majority of these costs would not have been incurred in fiscal year 2004 if the factory rate of production prior to fiscal year 2004 was such that it could support the Iraq boot need, and if the factory had made the new boot prior to fiscal year 2004. These costs include new employee training costs, materials for production trials, boot testing, plant infrastructure costs and airfreight costs (as opposed to ocean freight) to ship materials for inventory build-up to the factory in Puerto Rico.

         In future filings, the use of "excess costs" will be followed by examples of such costs.

Liquidity and Capital Resources, page 12
----------------------------------------

5. "Your presentation of income before depreciation and other non-cash adjustments represents a non-GAAP measure subject to the disclosure and reconciliation requirements of Item 10(e) of Regulation S-K. Based on the context of your disclosure, we assume this measure is intended as liquidity and not a performance measure. If our assumption is incorrect, please advise. Otherwise, please revise your disclosure as follows:

         (a)     identify this measure as a non-GAAP liquidity measure;
         (b) provide a detailed reconciliation to cash flows from operating activities;
         (c) indicate the substantive reasons why you believe presentation of this non-GAAP measure provides useful information to investors, and
         (d)     disclose how management uses this non-GAAP measure.

         Additionally, please present cash flows from investing and financing activities alongside this non-GAAP liquidity measure. See Question 12 of the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures issued on June 13, 2003, which is available on our website, www.sec.gov."

         Instead of presenting non-GAAP measures, we propose to present only GAAP measures. This presentation would start with cash from operations as one number, followed by one number for each of investing and financing cash. Below this presentation, we would discuss the major

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         components affecting each of these components of GAAP cash flow. Please let us know if you have a comment on this presentation.

6. "Please consider revising your contractual obligations table to include:

         (a)     Interest payments on your debt; and
         (b) Required and planned funding of your pension and retiree health benefits plans.

         Because the table is aimed at increasing transparency of cash flow, we believe these payments should be included in the table. If you chose not to include these payments, a footnote to the table should clearly identify the excluded item(s) and provide any additional information that is material to understanding your cash requirements. See Item 303(a)(5) of Regulation S-K and footnote 46 to SEC Release No. 33-8350."

         We propose to supplementally disclose immediately below the one you are referring to that would show for the most recent fiscal year material cash payments for:

         (a)     Interest.
         (b)     Pension plan funding.
         (c) Retiree health benefit funding. This retiree benefit only covers early retirees (ages 62-65 who have completed at least 10 years of service) and disabled retirees. This benefit stops when the person qualifies for Medicare. In many years, the cash used for this benefit is not material. When it is material, we will disclose.
         (d) Footnote 46 also refers to taxes. We will also evaluate the materiality of cash used to pay income taxes and will disclose as appropriate.

         As to planned funding, we will make a statement as to whether, based on information know as of the date of filing, we expect future cash requirements for the disclosed items to approximate the historical numbers shown.

Financial Statements
--------------------

Notes to Consolidated Financial Statements
------------------------------------------

2. Summary of Significant Accounting Policies, page 20
------------------------------------------------------

General
-------

7. "Please disclose the types of expenses that you include in the cost of sales and services line item and the types of expenses that you include in the general and administrative expenses line item. In doing so, please disclose specifically whether you include inbound freight charges, purchasing and receiving costs, inspection costs, warehousing costs, internal transfer costs and the other costs of you distribution network in cost of sales and services. If you currently exclude a significant portion of these costs from cost of sales and services, please provide cautionary disclosure in MD&A that you gross margins may not be comparable to others, since some entities include the costs related to their distribution network

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         in cost of sales and services and others like you exclude all or a portion of them from gross margin, including them instead in a line item such as general and administrative expenses. To the extent the excluded costs are material to your operating results, quantify these amounts in MD&A. If you determine that these amounts are immaterial for disclosure, please supplementally provide us with you qualitative and quantitative assessment of materiality for all periods presented."

         In future filings, we will replace "Shipping and Handling Costs" with the caption "Cost of Sales and Services" and will state something like the following:

                  Cost of sales and services includes raw materials and freight-in on raw materials, direct and indirect manufacturing labor, employee fringe benefits on manufacturing labor, manufacturing supplies, purchasing and receiving costs, material inspection costs, warehousing costs, internal transfer costs, product distribution costs including shipping and handling, repairs and maintenance, supervisors salaries, depreciation on manufacturing equipment, and other manufacturing overhead costs. Any amounts paid by customers for shipping and handling costs incurred are included in Revenues.

         In future filings, we will include the caption "General and Administrative Expenses" in Note 2, probably immediately after the above section, and will state something like the following:

                  General and Administrative Expenses include administrative personnel compensation costs, legal and audit costs, depreciation on administrative equipment, stock expense and director fees, travel costs, office supplies, and other such costs not directly related to the manufacture of the Company's products. Since the majority of its products are sold to the
                  U. S. government, the Company does not incur significant selling costs, such as sales commissions and advertising.

9. Pension Plans, page 26
-------------------------

8. "Please disclose your investment policies and strategies, including target allocation percentages or range of percentages for each major category of plan assets. Additionally, please disclose the basis used to determine the overall expected long-term rate-of-return-on assets assumption. Refer to paragraphs 5.d.(2) and 5.d.(3) of SFAS 132(R)."

         Future filings will include disclosure in Note 9 similar to the following:

                  The Company target for investment diversification of the plan assets for both defined benefit pension plans is 45% equities and 55% fixed income. If actual investments levels are 2% different than these targets, adjustments to the investment

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                  funds are made. The target portfolio mix of these investments at December 31, 2004 is:

                  --------------------------------------------------------------
                  New England Financial Large Cap Core                    29.0%
                  --------------------------------------------------------------
                  New England Financial Small Cap                          8.0%
                  --------------------------------------------------------------
                  Templeton Foreign                                        8.0%
                  --------------------------------------------------------------
                  Total Equities                                          45.0%
                  --------------------------------------------------------------
                  Loomis Sayles Core Bond Fund                             5.0%
                  --------------------------------------------------------------
                  New England Financial General Investment Account        50.0%
                  --------------------------------------------------------------
                  Total Fixed Income                                      55.0%
                  --------------------------------------------------------------

                  This allocation and investment funds was selected as one that limits risk while providing higher returns on plan assets then guaranteed rate funds, while still providing adequate liquidity to meet payments to retirees.

                  In developing the assumed weighted-average long-term rate of return on plan assets, the Company used information from its third party pension plan assets manager, including their review of asset class return expectations and long-term inflation assumptions. Also considered in setting this rate is the historical return on plan assets.


9. "Please disclose the measurement date(s) used to determine the pension and other retiree health benefit measurements. See paragraph 5.k. of SFAS 132(R)."

         Future filings will include disclosure in Notes 9 and 10 similar to the following:

                  Benefit measurements for pension (retiree health care) plan(s) is June 30, 2004.

22. Subsequent Event, page 40
-----------------------------

10. "Please confirm to us supplementally that it has been your consistent accounting policy to record reimbursements under the Puerto Rico government program in the fiscal period in which the reimbursements are received. Also help us understand why it is your policy to record these payments on a cash basis, rather than accruing them as earned. As a result of this policy, we note that in periods of "surge" production, reported gross margins are relatively low whereas in the following period when the labor reimbursements are received, recorded gross margins are relatively high."

         We have consistently recorded reimbursement under this program in the period in which reimbursement is received. We record these payments on the cash basis based on the guidance of SAB 101, primarily the requirement that price be fixed and determinable, and also on the requirement that collection be reasonably assured.

         This program provides for reimbursement of limited wages paid to employees who are receiving benefits under the Puerto Rico Assistance Nutritional Program. We prepare filings for reimbursement that are

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         subject to extensive audit, both as to the employee receiving assistance and to his wages. These audits are performed by Aguadilla Socioeconomic Development Administration, the Puerto Rico Industrial Development Commission and the San Juan Socioeconomic Development Administration. This audit process takes many months. For example, the oldest filing for reimbursement that has not been paid is for wages paid in January 2004.


         The reimbursement is under a Puerto Rico government program and as such, we do not have any contractual rights. We did not negotiate a contract with the government. If this was a contract and if we had certain rights if payment was not received, then accrual accounting might be appropriate. If the program is cancelled, and reimbursement not made for wages paid, we do not have any legal recourse. Funds to reimburse employers for the wages paid to employees receiving benefits under the Puerto Rico Assistance Nutritional Program are allocated by the Puerto Rico government. Our reimbursement is dependent on the government allocating funds, in addition to their allocating enough funds to reimburse all employers participating in this program.

         Therefore, we believe that the reimbursements should be recorded as payment is made.

Report of Independent Registered Public Accounting Firm, page 41
----------------------------------------------------------------

11. "Please amend your filing to include a revised audit report which states that the audit was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States). Your current audit report, which refers to the "auditing" standards of the Public Company Accounting Oversight Board (United States) is not sufficient in this regard as the reference to the standards of the Public Company Accounting Oversight Board (PCAOB) should not be limited in any way. Please refer to PCAOB Auditing Standard No. 1 and SEC Release 34-49707."

         Our Independent Registered Public Accounting Firm has reissued its audit report which deletes the word "auditing" and replaces it with "the". We will file a 10-K/A early in the week starting April 18, 2005.

Future filings will contain the changes noted in this response. Please let me know if there are further questions or comments.


/s/David Lutz________________________
President & Chief Executive Officer


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